Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Nos. 333-285503 and 333-285503-01

April 1, 2025

LPL Holdings, Inc.

$500,000,000 4.900% Senior Notes due 2028

$500,000,000 5.150% Senior Notes due 2030

$500,000,000 5.750% Senior Notes due 2035

Guaranteed as to the Payment of Principal and Interest by

LPL Financial Holdings Inc.

Pricing Term Sheet

This pricing term sheet (this “Pricing Term Sheet”) is qualified in its entirety by reference to the preliminary prospectus supplement dated April 1, 2025 (the “Preliminary Prospectus Supplement”) supplementing the base prospectus dated March 25, 2025 (the “Base Prospectus”) included in the registration statement (File Nos. 333-285503 and 333-285503-01) filed with the Securities and Exchange Commission (the “SEC”). The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement and the Base Prospectus to the extent inconsistent with the information contained therein.

Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer:	LPL Holdings, Inc. (the “Issuer”)

Guarantor:	LPL Financial Holdings Inc. (the “Guarantor”)

Title of Securities:

4.900% Senior Notes due 2028 (the “2028 Notes”)

5.150% Senior Notes due 2030 (the “2030 Notes”)

5.750% Senior Notes due 2035 (the “2035 Notes” and, together with the 2028 Notes and the 2030 Notes, the “Notes”)

Maturity Date:	2028 Notes: April 3, 2028 2030 Notes: June 15, 2030 2035 Notes: June 15, 2035

Coupon:	2028 Notes: 4.900% 2030 Notes: 5.150% 2035 Notes: 5.750%

Yield to Maturity:	2028 Notes: 4.935% 2030 Notes: 5.177% 2035 Notes: 5.800%

Spread to Benchmark:	2028 Notes: +110 bps 2030 Notes: +128 bps 2035 Notes: +165 bps

Benchmark:	2028 Notes: UST 3.875% due March 15, 2028 2030 Notes: UST 4.000% due March 31, 2030 2035 Notes: UST 4.625% due February 15, 2035

Benchmark Price and Yield:	2028 Notes: 100-03+; 3.835% 2030 Notes: 100-14 3/4; 3.897% 2035 Notes: 103-26; 4.150%

Issue Price:	2028 Notes: 99.904% 2030 Notes: 99.886% 2035 Notes: 99.629%

Principal Amount:	2028 Notes: $500,000,000 2030 Notes: $500,000,000 2035 Notes: $500,000,000

Interest Payment Dates:	2028 Notes: April 3 and October 3, beginning on October 3, 2025 2030 Notes: June 15 and December 15, beginning on June 15, 2025 2035 Notes: June 15 and December 15, beginning on June 15, 2025

Par Call Date:

2028 Notes: March 3, 2028 (the date that is 1 month prior to the maturity date of the 2028 Notes)

2030 Notes: May 15, 2030 (the date that is 1 month prior to the maturity date of the 2030 Notes)

2035 Notes: March 15, 2035 (the date that is 3 months prior to the maturity date of the 2035 Notes)

Optional Redemption:

Make Whole Call: Prior to the applicable Par Call Date, the Issuer may redeem the 2028 Notes, the 2030 Notes or the 2035 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of:

(1)   (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the applicable Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 20 basis points in the case of the 2028 Notes, 20 basis points in the case of the 2030 Notes and 25 basis points in the case of the 2035 Notes less (b) interest accrued to, but excluding, the redemption date, and

(2)   100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

Par Call: On or after the applicable Par Call Date, the Issuer may redeem the 2028 Notes, the 2030 Notes or the 2035 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2028 Notes, the 2030 Notes or the 2035 Notes, as applicable, being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Special Mandatory Redemption:	The 2028 Notes, the 2030 Notes and the 2035 Notes are each subject to special mandatory redemption as described in the Preliminary Prospectus Supplement.

Joint Bookrunning Managers:

Morgan Stanley & Co. LLC

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

Citigroup Global Markets Inc.

Citizens JMP Securities, LLC

BofA Securities, Inc.

Goldman Sachs & Co. LLC

M&T Securities, Inc.

Huntington Securities, Inc.

Capital One Securities, Inc.

Co-Managers:	CIBC World Markets Corp. Barclays Capital Inc. Academy Securities, Inc. Samuel A. Ramirez & Company, Inc.

Expected Ratings:*	Baa3 (Moody’s) / BBB- (S&P)

Trade Date:	April 1, 2025

Settlement Date:**	April 3, 2025 (T+2)

CUSIP:	2028 Notes: 50212Y AN4 2030 Notes: 50212Y AP9 2035 Notes: 50212Y AQ7

ISIN:	2028 Notes: US50212YAN40 2030 Notes: US50212YAP97 2035 Notes: US50212YAQ70

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**

It is expected that delivery of the Notes will be made against payment for the Notes on or about April 3, 2025, which will be the second business day following the date hereof (this settlement cycle being referred to as T+2). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the business day before the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+2, to specify alternative settlement arrangements to prevent a failed settlement.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The Issuer and the Guarantor have filed a registration statement, including a base prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus and preliminary prospectus supplement if you request it toll free by calling Morgan Stanley & Co. LLC at 1-866-718-1649, Truist Securities, Inc. at 1-800-685-4786, U.S. Bancorp Investments, Inc. at 1-877-558-2607, Citigroup Global Markets Inc. at 1-800-831-9146 or Citizens JMP Securities, LLC at 1-704-496-5859.